Filed Pursuant to Rule 433

Registration Statement No. 333-171034

Supplementing the Prospectus

Supplement dated April 11, 2013

RTI International Metals, Inc.

1.625% Convertible Senior Notes due 2019

The information in this pricing term sheet relates only to RTI International Metals. Inc.’s offering (the “Offering”) of its 1.625% Convertible Senior Notes due 2019 and should be read together with (i) the prospectus supplement dated April 11, 2013 relating to the Offering, including the documents incorporated by reference therein, filed pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the accompanying prospectus contained in Registration Statement No. 333-171034.

Issuer:	RTI International Metals, Inc., an Ohio corporation (“RTI”).

Ticker / Exchange for Common Stock:	RTI / The New York Stock Exchange (“NYSE”).

Title of Securities:	1.625% Convertible Senior Notes due 2019 (the “Notes”).

Trade Date:	April 12, 2013.

Settlement Date:	April 17, 2013.

Aggregate Principal Amount Offered:	$350,000,000 aggregate principal amount of the Notes (or a total of $402,500,000 aggregate principal amount of the Notes if the underwriters’ over-allotment option to purchase up to $52,500,000 principal amount of additional Notes is exercised in full).

Maturity Date:	October 15, 2019, unless earlier repurchased or converted.

Interest Rate:	1.625% per annum, accruing from the Settlement Date.

Interest Payment Dates:	April 15 and October 15 of each year, beginning on October 15, 2013.

Public Offering Price:	100% per Note / $350,000,000 total (or $402,500,000 total if the underwriters’ over-allotment option to purchase up to $52,500,000 principal amount of additional Notes is exercised in full).

NYSE Last Reported Sale Price on April 11, 2013:	$30.16 per share of the Issuer’s common stock.

Conversion Premium:	35.0% above the NYSE Last Reported Sale Price on April 11, 2013.

Initial Conversion Price:	Approximately $40.72 per share of the Issuer’s common stock.

Initial Conversion Rate:	24.5604 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:	The Issuer estimates that the net proceeds from the sale of the Notes will be approximately $339.0 million after deducting the estimated underwriting discount and offering expenses payable by the Issuer. If the underwriters exercise in full their option to purchase up to an additional $52.5 million principal amount of Notes, the Issuer estimates the net proceeds will be approximately $389.9 million. The Issuer has committed to use a portion of the net proceeds of the Offering to repurchase approximately $115.6 million aggregate principal amount of the Issuer’s existing 3.000% Convertible Senior Notes due 2015 through individually negotiated private repurchases. The Issuer intends to use the remainder of the net proceeds of the Offering for working capital and general corporate purposes, including capital expenditures, as well as potential future acquisitions.

Commissions and Discounts:

Notes sold by the underwriters to the public will initially be offered at the Public Offering Price.

The following table shows the per Note and total underwriting discount to be paid to the underwriters by the Issuer. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional $52.5 million in aggregate principal amount of Notes:

Paid by the Issuer	No Exercise	Full Exercise
Per Note	$30.00	$30.00
Total	$10,500,000	$12,075,000

CUSIP:	74973W AB3

Joint Book-Running Managers:	Barclays Capital Inc. and Citigroup Global Markets Inc.

Senior Co-Managers:	FBR Capital Markets & Co. and Stifel, Nicolaus & Company, Incorporated

Co-Managers:	PNC Capital Markets LLC; Fifth Third Securities, Inc.; Comerica Securities Inc.; and RBS Securities Inc.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased for conversions in connection with a make-whole fundamental change per $1,000 principal amount of Notes based on the stock price and effective date in such make-whole fundamental change:

Effective Date	$30.16	$35.00	$40.72	$45.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00
April 17, 2013	8.5960	6.8136	5.1176	4.2118	3.4183	2.3604	1.7112	1.2868	0.9953	0.7871
October 15, 2014	8.5960	6.6754	4.8829	3.9430	3.1337	2.0839	1.4637	1.0725	0.8123	0.6315
October 15, 2015	8.5960	6.5077	4.6399	3.6770	2.8616	1.8323	1.2471	0.8913	0.6623	0.5077
October 15, 2016	8.5960	6.2476	4.2902	3.3054	2.4916	1.5057	0.9778	0.6748	0.4895	0.3697
October 15, 2017	8.5960	5.8383	3.7674	2.7654	1.9712	1.0761	0.6464	0.4244	0.3005	0.2257
October 15, 2018	8.5960	5.1531	2.9046	1.9039	1.1853	0.5090	0.2650	0.1683	0.1234	0.0981
October 15, 2019	8.5960	4.0111	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

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if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices or the earlier and later effective dates, as applicable, based on a 365-day year;

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if the stock price is more than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

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if the stock price is less than $30.16 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 33.1564 per $1,000 principal amount of Notes, subject to adjustment in the same manner, at the same time and for the same events as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the prospectus supplement dated April 11, 2013 relating to the Offering.

RTI has filed a registration statement (including a prospectus supplement dated April 11, 2013 and an accompanying prospectus dated December 8, 2010) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus included in the registration statement and the other documents RTI has filed with the SEC for more complete information about RTI and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at (888) 603-5847 or by e-mail at Barclaysprospectus@broadridge.com; or Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone at (800) 831-9146 or by e-mail at BATProspectusdept@citi.com.

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